                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                 Deltagen, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    24783R103
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   13G

CUSIP NO. 24783R103


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Wells Fargo & Company
            Tax Identification No. 41-0449260

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    See Item 4
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  See Item 4
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 See Item 4
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      See Item 4

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            See Item 4

10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            See Item 4

12)  TYPE OF REPORTING PERSON

            HC

---------------

*See Item 4

                                      13G

CUSIP NO. 24783R103


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Wells Fargo Bank Indiana, National Association
            Tax Identification No. 35-0783575

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]
3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    See Item 4
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  See Item 4
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 See Item 4
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      See Item 4

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            See Item 4

10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            See Item 4

12)  TYPE OF REPORTING PERSON

            BK

---------------

* See Item 4

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           Deltagen, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           740 Bay Road
           Redwood City, CA 94063

Item 2(a)  Name of Person Filing:

           1.  Wells Fargo & Company

           2.  Wells Fargo Bank Indiana, National Association

Item 2(b)  Address of Principal Business Office:

           1.  Wells Fargo & Company
               420 Montgomery Street
               San Francisco, CA  94104

           2.  Wells Fargo Bank Indiana, National Association
               P.O. Box 960
               Fort Wayne, IN 46801-960

Item 2(c)  Citizenship:

           1.  Wells Fargo & Company:  Delaware
           2.  Wells Fargo Bank Indiana, National Association:
               United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           24783R103

Item 3 The person filing is a:

        1. Wells Fargo & Company: Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)
        2.  Wells Fargo Bank Indiana, National Association:  Bank as defined in
            Section 3(a)(6) of the Act

Item 4   Ownership:

         Wells Fargo Bank Indiana, National Association (the "Bank") may be deemed to beneficially own 5,541,918 shares of Common Stock as a result of the voting trust agreement (the "Agreement") among the Bank, as trustee, and Sprout Capital VIII, L.P., Sprout Venture Capital, L.P., Sprout CEO Fund, L.P., DLJ Capital Corporation, DLJ ESC II, L.P., and Credit Suisse First Boston Corporation (each, including any other person or entity for which Trust Shares (as defined below) are held by the Bank, a "Holder"). The 5,541,918 shares of Common Stock that the Bank may be deemed to beneficially own represent about 13.5% of the shares of Common Stock outstanding as of November 8, 2002.

         The following discussion of the Agreement is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 1 hereto and incorporated herein by reference.

         Under the Agreement, the Bank issues certificates ("Trust Certificates") to evidence shares of Common Stock that have been transferred to and deposited with the Bank ("Trust Shares").

         Under the Agreement, the Bank has the power to vote the Trust Shares as in its sole judgment it believes to be in the best interests of stockholders of Deltagen generally, except that the Bank is required to vote the Trust Shares to prevent the election of more than one CSFB Affiliate (as defined in the Agreement) as a director of Deltagen. The Bank also is required to exercise reasonable effort under the Agreement to ensure that no CSFB Affiliate exercises control over Deltagen.

         Under the Agreement, Trust Shares may only be transferred as directed by the Holders or otherwise in accordance with the terms of the Agreement. Holders may not transfer Trust Shares unless the proposed transfer qualifies as an eligible transfer under the Agreement.

         The Agreement terminates on the earliest of (1) October 2, 2011, (2) the transfer of all Trust Shares in accordance with the Agreement or
         (3) the written election of the Holders of Trust Certificates representing at least 50% of the Trust Shares, provided that prior to such election certain conditions set forth in the Agreement have been met.

         Upon termination of the Agreement and the surrender by the Holders of their Trust Certificates to the Bank, the Bank will deliver certificates (or the equivalent evidence of ownership in the case of any Share Equivalents, as defined in the Agreement) to the Holders for the number of shares of Common Stock represented by the Trust Certificates surrendered.

Item 5   Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6   Ownership of More than Five Percent on Behalf of Another Person:

         Under the Agreement described in Item 4, the Holders (as defined in Item 4) may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this report. At December 31, 2002, Sprout Capital VIII, L.P. held Trust Certificates for Trust Shares that represented more than 5% the shares of Common Stock outstanding as of November 8, 2002.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         See Attachment A.

Item 8   Identification and Classification of Members of the Group:

         Not applicable.

Item 9   Notice of Dissolution of Group:

         Not applicable.

Item 10  Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 13, 2003

WELLS FARGO & COMPANY


By:  /s/ Laurel A. Holschuh
     ---------------------------------------------
         Laurel A. Holschuh, Senior Vice President
          and Secretary

                                  ATTACHMENT A
                                  ------------

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

         Wells Fargo Bank Indiana, National Association (1)


---------------------
(1)      Classified as a bank in accordance with Regulation 13d-1(b)(1)(ii)(B).

                                    EXHIBITS


Exhibit 1: Voting Trust Agreement, dated as of October 2, 2001, by and among Sprout Capital VIII, L.P., Sprout Venture Capital, L.P., Sprout CEO Fund, L.P., DLJ Capital Corporation, DLJ ESC II, L.P., Credit Suisse First Boston Corporation, and Wells Fargo Bank Indiana, National Association, incorporated by reference to Exhibit 1 to the Reporting Persons' Schedule 13 filed February 14, 2002.